UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ADAPTIMMUNE THERAPEUTICS PLC

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

04351P101
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04351P101	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,467,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,467,120
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,467,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

*This percentage is calculated based upon 424,711,900 of the Issuer’s ordinary shares outstanding (including any such ordinary shares represented by ADSs (as defined below)), as set forth in the Issuer’s prospectus, dated May 5, 2015, filed with the SEC (defined below) on May 7, 2015.  The number of ordinary shares outstanding gives effect to the Issuer’s initial public offering and assumes no exercise by the underwriters of their option to purchase up to an additional 1,687,500 ADSs.

SCHEDULE 13D

CUSIP No. 04351P101	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,467,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,467,120
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,467,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*This percentage is calculated based upon 424,711,900 of the Issuer’s ordinary shares outstanding (including any such ordinary shares represented by ADSs (as defined below)), as set forth in the Issuer’s prospectus, dated May 5, 2015, filed with the SEC (defined below) on May 7, 2015.  The number of ordinary shares outstanding gives effect to the Issuer’s initial public offering and assumes no exercise by the underwriters of their option to purchase up to an additional 1,687,500 ADSs.

SCHEDULE 13D

CUSIP No. 04351P101	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,467,120
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,467,120
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,467,120
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

*This percentage is calculated based upon 424,711,900 of the Issuer’s ordinary shares outstanding (including any such ordinary shares represented by ADSs (as defined below)), as set forth in the Issuer’s prospectus, dated May 5, 2015, filed with the SEC (defined below) on May 7, 2015.  The number of ordinary shares outstanding gives effect to the Issuer’s initial public offering and assumes no exercise by the underwriters of their option to purchase up to an additional 1,687,500 ADSs.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the ordinary shares of Adaptimmune Therapeutics plc, a public limited company organized under the laws of England and Wales (the “Issuer”).  Certain ordinary shares are represented by American Depositary Shares (“ADSs”), with each ADS representing six ordinary shares.  The ADSs are listed on the NASDAQ Global Select Market under the ticker symbol “ADAP”.  The Issuer’s principal offices are located at 91 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom.

Item 2.	Identity and Background

(a)           This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)  Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), which holds ordinary shares, including certain ordinary shares represented by ADSs, as more particularly described in Item 3 below.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, is the managing member of Advisors and owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP V are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)           name;

(ii)          business address;

(iii)         present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)         citizenship.

(d) – (e)  During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In September 2014, Advisors and GP V, pursuant to their authority under the limited partnership agreement of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 254,083 Series A preferred shares of Adaptimmune Limited.  In February 2015, pursuant to a reorganization, OPI V exchanged all of the Series A preferred shares of Adaptimmune Limited that it held for newly issued Series A preferred shares of Adaptimmune Therapeutics Limited on a one-for-100 basis.  On April 1, 2015, Adaptimmune Therapeutics Limited re-registered as a public limited company and its name was changed from Adaptimmune Therapeutics Limited to Adaptimmune Therapeutics plc.  In connection with the Issuer’s initial public offering, each Series A preferred share of the Issuer converted on a one-for-one basis into ordinary shares.

On May 5, 2015, the Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-203267) in connection with its initial public offering of 11,250,000 ADSs representing 67,500,000 ordinary shares was declared effective.

The closing of the offering took place on May 11, 2015, and at such closing Advisors and GP V, pursuant to their authority under the limited partnership agreements of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 176,470 ADSs (representing 1,058,820 ordinary shares) at the public offering price of $17.00 per ADS.

The source of funds for such purchases was the working capital of OPI V and capital contributions made to OPI V.

As a result of the transactions described in this Item 3, (i) GP V, as the general partner of OPI V, (ii) Advisors, as the managing member of GP V, and (iii) Isaly, as the managing member of Advisors and the owner of a controlling interest in Advisors, may each be deemed to be the beneficial owner of approximately 6.2% of the outstanding ordinary shares.  None of the Reporting Persons have acquired or disposed of any additional ordinary shares or ADSs since May 11, 2015.

Item 4.	Purpose of Transaction

The Reporting Persons caused OPI V to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of OPI V.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s ordinary shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the ordinary shares or otherwise, they may acquire ordinary shares (including in the form of ADSs) or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the ordinary shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)    As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the ordinary shares described in Item 3 above.  Based upon information contained in the Issuer’s prospectus, dated May 5, 2015, filed with the SEC on May 7, 2015, such ordinary shares constitute approximately 6.2% of the issued and outstanding ordinary shares (including any ordinary shares represented by ADSs).  Advisors, pursuant to its authority as the sole managing member of GP V, the sole general partner of OPI V, may be deemed to indirectly beneficially own the ordinary shares held by OPI V.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the ordinary shares held by OPI V.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the ordinary shares attributable to Advisors.  As a result, Isaly, Advisors and GP V share the power to direct the vote and to direct the disposition of the ordinary shares described in Item 3 above.

(c)           Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the ordinary shares or ADSs during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V.  Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V.  The number of outstanding ordinary shares held by OPI V is 26,467,120 ordinary shares (of which 1,058,820 are represented by 176,470 ADSs).  Advisors and GP V may each be considered to hold indirectly 26,467,120 ordinary shares.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI V.

Peter Thompson (“Thompson”), a Private Equity Partner of Advisors, has been a member of the Board of Directors of the Issuer since February 2015, and a member of the Board of Directors of Adaptimmune Limited since September 2014, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  In connection with the Issuer’s initial public offering, Thompson was awarded immediately exercisable options to purchase 155,682 ordinary shares; the ordinary shares subject to these options are not included in the number of ordinary shares reported as held indirectly by GP V, Advisors and Isaly.  From time to time, Thompson may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Thompson is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to OPI V.

Lock-up Agreement

In connection with the Issuer’s initial public offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), Cowen and Company LLC, Leerink Partners LLC, and OPI V entered into an agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of Merrill Lynch, OPI V will not, for a period of 180 days from the date of the underwriting agreement between the Issuer and Merrill Lynch and the other underwriters named therein (the “Lock-Up Period”): (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (the “Lock-Up Securities”), or request or demand that the Issuer file a registration statement with respect to any Lock-Up Securities; or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities.

After the Lock-Up Agreement expires, the ordinary shares held by OPI V will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable United States securities laws.  OPI V, along with certain other holders of the ordinary shares party to the Investors’ Rights Agreement (as defined below), will be entitled to rights with respect to the registration of their shares.  Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is included in this Statement as Exhibit 2 and incorporated herein by reference.

Registration Rights

OPI V and certain other stockholders of the Issuer entered into an investors’ rights agreement with Adaptimmune Limited, dated as of September 23, 2014.  This agreement was terminated on February 23, 2015 and replaced by a substantively similar agreement by and among Adaptimmune Therapeutics Limited and certain of its shareholders and Adaptimmune Limited dated February 23, 2015 (the “Investors’ Rights Agreement”).  Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time after the earlier of (i) September 23, 2017 or (ii) six months after the Issuer’s initial public offering offering, the holders of more than 50% of the registrable securities then outstanding have the right to demand that the Issuer use its best efforts to file a registration statement, provided that the anticipated aggregated offering price for such offering must exceed $10 million. The Issuer is only obligated to file up to two registration statements in connection with the exercise of demand registration rights.  In addition, the Issuer will not be required to effect a demand registration during the period that is 90 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 180 days after the effective date of, an Issuer-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause its registration statement to become effective.

F-3 Registration Rights

At any time after the Issuer becomes eligible to file a registration statement on Form F-3, any holder of registrable securities has the right to demand that the Issuer use its commercially reasonable efforts to file a registration statement on Form F-3 covering at least $5 million of registrable securities. The Issuer is not obligated to file more than two such registration statements in any 12-month period.  In addition, the Issuer will not be required to effect a registration on Form F-3 during the period that is 60 days before the Issuer’s good faith estimate of the date of filing of, and ending on a date that is 90 days after the effective date of, an Issuer-initiated registration of its securities, provided that the Issuer is actively employing in good faith commercially reasonable efforts to cause its registration statement to become effective.

Piggyback Registration Rights

The Investors’ Rights Agreement further provides that, if the Issuer proposes to register (other than in a shelf registration) any ordinary shares or ADSs representing such ordinary shares after the completion of the Issuer’s initial public offering, shareholders who have entered into the Investors’ Rights Agreement are entitled to notice of such registration and to include their registrable securities in that registration. The registration of such shareholders’ registrable securities pursuant to a company registration does not relieve the Issuer of the obligation to effect a demand registration. The managing underwriter has the right to limit the number of registrable securities included in a company registration if the managing underwriter believes it would interfere with the successful marketing of the ordinary shares or ADSs.  These rights do not apply with respect to a registration related to employee benefit plans, corporate reorganizations or certain other transactions described in Rule 145 under the Securities Act, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, or a registration in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.

Expenses of Registration

Subject to limited exceptions, the Issuer will pay the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registration rights described above.

Indemnification

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination of Registration Rights

OPI V’s demand and piggyback registration rights described above generally will terminate upon the earliest of: (i) the date five years following the Issuer’s initial public offering; (ii) a sale of the Issuer (as defined for purposes of the Investors’ Rights Agreement); or (iii) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the ordinary shares of the Issuer (including in the form of ADSs) held by OPI V without limitation during a three-month period.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement, a copy of which is included in this Statement as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (SEC 333-203267), filed with the SEC on April 27, 2015).

3.
Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of February 23, 2015 (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form F-1 (SEC 333-203267), filed with the SEC on April 6, 2015).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2015

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP V LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly
2.
Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1 (SEC 333-203267), filed with the SEC on April 27, 2015).

3.
Investors’ Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of February 23, 2015 (incorporated by reference to Exhibit 4.5 to the Issuer’s Registration Statement on Form F-1 (SEC 333-203267), filed with the SEC on April 6, 2015).